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VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, N.E. Washington, D.C. 20549	London	Singapore
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Milan

Attention:	Lisa Etheredge
Robert Littlepage
Alexandra Barone
Jeffrey Kauten

Re:	Expensify, Inc.
Draft Registration Statement on Form S-1
Submitted April 28, 2021
CIK No. 0001476840
Ladies and Gentlemen:
On behalf of our client, Expensify, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (“Amendment No. 1”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis pursuant to the JOBS Act on April 28, 2021 (the “Draft Submission”). Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on May 25, 2021 from the staff of the Commission (the “Staff”).

June 14, 2021

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.
Draft Registration Statement on Form S-1
Risk Factors
Risks related to our business, page 17
1.We note your reference to dollar-based net retention rate both here and on page 19. We note your use of other retention metrics such as gross logo retention and net seat retention rate on page 76. Please either revise your disclosures on page 76 to explain how you calculate and use the dollar-based net retention rate metric or remove references to the metric from your filing.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Amendment.
The COVID-19 pandemic has materially adversely affected..., page 20
2.Please revise to quantify the specific impacts you have experienced to your results of operations and relevant metrics resulting from the COVID-19 pandemic.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Amendment.
We rely on a single third-party vendor..., page 26
3.Please identify the single third-party vendor, issuing bank and card network for your Expensify Card and briefly describe the material terms of these agreements including the term and any material termination provisions.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the Amendment.
Non-GAAP financial measures, page 78
4.We note that you do not present gross profit on the face of your consolidated statements of income. It appears that this is due to the fact that your GAAP cost of revenues excludes employee expenses related to customer support. We also note that your disclosures on pages 71-73 do not include any reconciliations of Non-GAAP gross profit or gross margin to the most directly comparable GAAP measures. If you are unable to reconcile Non-GAAP gross profit and Non-GAAP gross margin to the most directly comparable GAAP measures, please revise to remove these Non-GAAP measures from your filing. Please refer to Item 10(e)(i)(B) and footnote 27 of

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SEC Final Rule Release Number 33-8176, Conditions for Use of Non-GAAP Measures.
Response: In response to the Staff’s comment, the Company has removed Non-GAAP gross profit and Non-GAAP gross margin from the Amendment.
Credit Facilities, page 86
5.Please revise to disclose any material debt covenant requirements applicable as of or for the year ended December 31, 2020 and for the foreseeable future. Please also revise to disclose the amount of borrowings available, if any, under your revolving line of credit as of 12/31/20. Please similarly revise your financial statement footnotes on page F-21.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 96 and F-24 of the Amendment.
Business, page 9
6.Please disclose the measure by which you determined you are a “leading cloud-based expense management platform.”
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the reference to the Company as “a leading cloud-based expense management platform” (emphasis added) is intended to be a more general statement as to the Company’s position, not a specific claim with respect to a specific metric. For example, we have the second-most reviews in the App Store and Google Play of our immediate peers, as well as the second-most reviews on g2.com. We also have a 4.7 star rating in the App Store. Additionally, a third party market share study ranks us third (out of 91) in the Travel and Expense Management Technologies space.
7.You disclose that you calculate your total addressable market by multiplying the number of SMBs (firms with fewer than 250 employees) in your core geographies by Expensify’s average revenue per customer. We note that as of December 31, 2020, you estimated that businesses with fewer than 1,000 employees accounted for over 95% of your customers by revenue. However, on page 20, you state that SMBs accounted for over 95% of your customers by revenue. Please reconcile these statements with regard to the definition of SMBs.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Amendment.

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Our members and customers, page 111
8.Please disclose the number of your paying customers for the periods presented.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Amendment.
Executive Compensation, page 120
9.Please file the employment agreements with your executive officers, 2021 incentive award plan, 2021 employee stock purchase plan and director compensation plan as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.
Response: In response to the Staff’s comment, the Company has revised the Exhibit Index and will file such agreements as exhibits in a subsequent filing.
Certain relationships and related party transactions
Exchange offer and voting trust, page 134
10.We note that you intend to conduct an exchange offer open to all of your employees whereby the participants will have the opportunity to exchange their shares of Class A common stock for shares of your LTA and LTB common stock. Please provide us with a detailed legal analysis explaining why you believe the exchange offer does not constitute a tender offer subject to the tender offer rules.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company intends to treat the exchange offer as a tender offer in compliance with Regulation 14E.
Description of Capital Stock
Common Stock, page 139
11.Please briefly describe the sale and transfer requirements in your amended and restated certificate of incorporation and describe the types of transfers that are excepted from those requirements.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 156 of the Amendment.
12.Please clarify your statement that the voting trust will be able to elect a majority of the members of your board of directors to disclose that it will be able to elect all of the members of your board of directors or advise.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 155 of the Amendment.

June 14, 2021

The Voting Trust, page 141
13.Please identify the trustees to the voting trust agreement, disclose how the trustees are selected and under what circumstances they can be replaced and file this agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 158 of the Amendment and has revised the Exhibit Index to include the Voting Trust Agreement, which it will file as an exhibit in a subsequent filing.
14.Please provide a legal analysis that it is permissible under applicable law for the trustees to make decisions without fiduciary duties of any kind to the trust beneficiaries and clarify how the voting trust will achieve the stated objectives without the trustees owing any fiduciary duties to the beneficiaries. Also, disclose the objective criteria the trustees will consider in determining how to vote the shares in the voting trust.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Section 218 of the Delaware General Corporation Law states “One stockholder or 2 or more stockholders may by agreement in writing deposit capital stock of an original issue with or transfer capital stock to any person or persons, or entity or entities authorized to act as trustee, for the purpose of vesting in such person or persons, entity or entities, who may be designated voting trustee, or voting trustees, the right to vote thereon for any period of time determined by such agreement, upon the terms and conditions stated in such agreement. The agreement may contain any other lawful provisions not inconsistent with such purpose. After delivery of a copy of the agreement to the registered office of the corporation in this State or the principal place of business of the corporation, which copy shall be open to the inspection of any stockholder of the corporation or any beneficiary of the trust under the agreement daily during business hours, certificates of stock or uncertificated stock shall be issued to the voting trustee or trustees to represent any stock of an original issue so deposited with such voting trustee or trustees, and any certificates of stock or uncertificated stock so transferred to the voting trustee or trustees shall be surrendered and cancelled and new certificates or uncertificated stock shall be issued therefore to the voting trustee or trustees. In the certificate so issued, if any, it shall be stated that it is issued pursuant to such agreement, and that fact shall also be stated in the stock ledger of the corporation. The voting trustee or trustees may vote the stock so issued or transferred during the period specified in the agreement. Stock standing in the name of the voting trustee or trustees may be voted either in person or by proxy, and in voting the stock, the voting trustee or trustees shall incur no responsibility as stockholder, trustee or otherwise, except for their own individual malfeasance. In any case where 2 or more persons or entities are designated as voting trustees, and the right and method of voting any stock standing in their names at any meeting of the corporation are not fixed by the agreement appointing the trustees, the right to vote the stock and the manner of voting it at the meeting shall be determined by a

June 14, 2021

majority of the trustees, or if they be equally divided as to the right and manner of voting the stock in any particular case, the vote of the stock in such case shall be divided equally among the trustees.” (emphasis added). Consistent with Section 218 of the Delaware General Corporation Law, the Company has revised the Voting Trust Agreement and the related disclosure on page 158 of the Amendment to clarify that the Trustees shall incur no responsibility under the Voting Trust Agreement as a stockholder, trustee or otherwise, expect for his or her individual malfeasance.
15.Please clarify whether the terms of the exchange offer will require participants to deposit their LTA and LTB shares of common stock in the voting trust. Also, disclose the circumstances under which employees that are not trust beneficiaries may become parties to the voting trust agreement.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 158 of the Amendment.
16.We note your statement that the voting trust is irrevocable and terminates upon the mutual agreement between the company and the trustees. Please tell us the provisions of state law that permit the trust to have a perpetual existence.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 158 of the Amendment that the Voting Trust Agreement will terminate in connection with the automatic conversion of all outstanding LTA and LTB shares into shares of Class A common stock, which will occur once all then-outstanding LTA and LTB shares represent, in the aggregate, less than 2% of all outstanding shares of common stock of the Company.
Audited Consolidated Financial Statements
Consolidated Statements of Income, page F-4
17.Please revise the title of "Cost of revenue, net" to make it clear that this line item excludes employee costs for customer support.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that “Cost of revenue, net” is described in full, including making clear that this line item excludes employee costs for customer support, in Note 2 – Summary of Significant Accounting Policies on page F-15 of the Amendment (and the corresponding section of Management’s Discussion and Analysis of Financial Condition and Results of Operation), and that the Company believes that having the reader rely on this this full description is more clear to the reader than potentially complicating the line item title.
18.Please revise to disclose both income allocated to participating securities and net income (loss) attributable to common stockholders on the face of your consolidated

June 14, 2021

statements of income. Similarly revise your consolidated statements of income data on pages 13 and 69.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 74, 87, F-4 and F-32 of the Amendment.
Note 1 - Description of Business and Basis of Presentation, page F-8
19.Please revise to clarify if you consolidate Expensify.org and tell us how you considered ASC 810 in arriving at your conclusion. As a related matter, please revise to disclose your commitments to Expensify.org and describe how these commitments are reflected in your consolidated financial statements for the periods presented. We note disclosures about your Expensify.org commitments on pages 104, 106 and 134.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-9 of the Amendment to disclose commitments and/or contributions made to Expensify.org from the Company during the periods disclosed in the consolidated financial statements. In response to the Staff’s comment, the Company respectfully advises the Staff that it has considered ASC 810 – Consolidation as well as ASC 958-810 Not-for-profit entities – Consolidation in its conclusion to consolidate Expensify.org within the Company’s consolidated financial statements. Pursuant to ASC 810-10-05, there are two primary models for determining whether consolidation is appropriate:
The voting interest entity model
The variable interest entity (VIE) model
However, ASC 810-10-15-17 scopes out not-for-profit entities from the variable interest entity model. Per ASC 810-10-15, as Expensify.org is not within the scope of the variable interest entity model, it is required to be evaluated under the voting interest entity model. Under the voting interest entity model within ASC 810-10-15, all majority-owned subsidiaries—all entities in which a parent has a controlling financial interest—shall be consolidated. None of the exceptions to this rule as detailed within ASC 810-10-15 applied to the Expensify.org subsidiary.
The defining feature of a subsidiary is whether another entity holds a controlling financial interest and not whether the Company considers the entity to be a subsidiary. ASC 810-10-20 defines a “subsidiary” as an entity, including an unincorporated entity such as a partnership or trust, in which another entity, known as its parent, holds a controlling financial interest. (Also, a variable interest entity that is consolidated by a primary beneficiary.)
The Company is the parent of Expensify.org and next considered whether it had a controlling financial interest in the entity. The usual condition for a “controlling financial interest” as described by ASC 810-10-15-8 for legal entities other than limited

June 14, 2021

partnerships, is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.
As Expensify.org is a not-for-profit entity, it does not include ownership interests. As such, the Company also considered ASC 958-810-25 as it provides several additional considerations in the context of not-for-profit entities. While the guidance in ASC 958-810 is intended to apply to situations in which the entity being considered for consolidation is a not-for-profit entity and the reporting entity is also a not-for-profit entity, the Company believes this guidance can be applied by analogy to situations in which the reporting entity is a for-profit entity and the entity being considered for consolidation is a not-for-profit entity. ASC 958-810-25-1 indicates a relationship with another not-for-profit entity (NFP) can take several forms including a controlling financial interest through direct or indirect ownership of a majority voting interest or sole corporate membership in the other NFP.
Specifically, the Company assessed ASC 958-810-25-2, which states “sole corporate membership in an NFP, like ownership of a majority voting interest in a for-profit entity, shall be considered a controlling financial interest, unless control does not rest with the sole corporate member (for instance, if the other membership entity is in bankruptcy or if other legal or contractual limitations are so severe that control does not rest with the sole corporate member.)” The Company is the sole corporate member of Expensify.org and thus is considered to have a controlling financial interest.
Furthermore, even if the reporting entity does not maintain a “controlling financial interest” through a majority voting interest or sole corporate membership, ASC 958-810-25-3 still requires consolidation if the reporting entity maintains both a majority voting interest in the board and an economic interest in the other entity. The Company maintains a majority voting interest in the board through its power to designate and remove all of the directors of Expensify.org. Next, the Company considered whether the Company has an economic interest in Expensify.org. The Company assessed ASC 958-810-55-6 that details examples of economic interests. Although the Company is not guaranteeing any debt of Expensify.org, the Company is committed to provide funds to the entity in the form of 10% of Expensify’s consideration received from a vendor and beginning January 1, 2021, 25 cents for every dollar the Company pays to white male employees. Therefore, the Company has both a majority voting interest in the board and an economic interest in Expensify.org. As such, the Company concluded it is appropriate to consolidate Expensify.org.

June 14, 2021

Note 2 - Summary of Significant Accounting Policies, page F-9
20.Revise to disclose, as you do on page 81, that both your sales and marketing expenses and general and administrative expenses exclude all employee costs.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-15 and F-16 of the Amendment.
21.We note that, due to price increases in 2020, you recorded contract assets of $1,164,825 as of December 31, 2020. Please revise to more fully describe the nature of these contract assets and the conditions that have not yet been met.
Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-14 of the Amendment.
22.Please revise to disclose how you account for the cost of free trials, if material.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company incurs immaterial additional costs for free trials, as the customers self-configure the product and follow guided instructions in order to access the free trial. Because the costs are immaterial, the Company does not believe any additional disclosure is necessary.
Note 12 - Commitments and Contingencies, page F-28
23.We note your disclosure on page 46 regarding the Federal Election Commission's notification to you of complaints involving e-mails by David Barrett. Please tell us how you considered the disclosure requirements of ASC 450-20-50 with regards to this matter.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has considered the Federal Election Commission’s notifications under ASC 450-20. Pursuant to ASC 450-20-50-6, the Company is not required to disclose a loss contingency involving an unasserted claim or assessment if there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment, unless the Company considers it probable that a claim will be asserted, and there is a reasonable possibility that the outcome will be unfavorable and material. At this time, although there have been complaints, no formal claims have been made, and the Company does not believe it is probable such a claim will be made, nor is an unfavorable outcome considered to be a reasonable possibility or estimable at this time. The Company is not aware of any unasserted claims or assessments that satisfy these criteria that would require disclosing a loss contingency related to such unasserted claims. The Company will continue to regularly evaluate any such potential claims or assessments, and will include appropriate disclosures when required.

June 14, 2021

General
24.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act.
* * *

June 14, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Best regards,

/s/ Tad J. Freese

Tad J. Freese
of LATHAM & WATKINS LLP

cc:	(via email)
Ryan Schaffer, Chief Financial Officer, Expensify, Inc.
Alexa M. Berlin, Latham & Watkins LLP
Benjamin A. Potter, Latham & Watkins LLP
Christopher Shoff, Latham & Watkins LLP
Dave Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP
Denny Won, Cooley LLP